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                    March 4, 2024

       Brent Reynolds
       Chief Executive Officer
       NRI Real Token Inc.
       1340 South Dixie Highway, Suite 612
       Coral Gables, Florida 33146

                                                        Re: NRI Real Token Inc.
                                                            Amended
Registration Statement on Form 10
                                                            Filed August 21,
2023
                                                            File No. 000-56395

       Dear Brent Reynolds:

               We issued comments to you on the above captioned filing on October 30, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 14, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457
       with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Paul Berkowitz, Esq.